VIA EDGAR	April 7, 2008

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Cannarella
George Schuler

Dear Gentlemen:

Re:	Xtra-Gold Resources Corp.

Amendment No. 7 to

Registration Statement on Form SB-2

on Form S-1

Filed February 12, 2008

File No. 333-139037

Reference is made to Amendment No. 7 (“Amendment No. 7”) to the registration statement on Form SB-2 on Form S-1 (“Registration Statement”) filed by Xtra-Gold Resources Corp. (“Xtra-Gold”, the “Company”, “we”, “us” or “our”) on February 12, 2008 and Staff’s comments under cover of its letter dated February 28, 2008.

For ease of reference herein, we have used the same numeric sequence to correspond with Staff’s numbered comments in its February 28, 2008 letter.

In response to Staff’s comments, please be advised as follows:

Amendment No. 7 to Registration Statement on Form SB-2

General

1.                     With respect to our response to comment 1 of your February 28 letter, we have included our audited financial statements for the annual period of December 31, 2007 in our Amendment No. 8 to the Registration Statement.

TORONTO HEAD OFFICE

Suite 301 – 360 Bay Street Toronto ON M5H 2V6

PHONE:	(416) 366-4227	E-MAIL:	jameslongshore@hotmail.com
FAX:	(416) 366-4225	WEB SITE:	www.xtragold.com

Engineering Comments

Access and Location, Page 37

2.                     With respect to our response to comment 2 of your February 28, 2008 letter, we have restated on page 37 our mineralized material as a tonnage and grade.

Soil/Rock Sampling Results, Page 46

3.                     With respect to our response to comment 3 of your February 28, 2008 letter, we have revised our disclosure in Amendment No. 8 to the Registration Statement to address each of the matters regarding mineralization of existing or potential economic significance on our properties as set out in your comment.

Conclusion

We look forward to receiving the advice of Staff as to an effective date to our Registration Statement following which we will proceed with the preparation and filing of our final form of the Registration Statement.

If you have any further questions or comments, please contact the undersigned at (416) 579-2274 or Kiomi Mori, Secretary and Treasurer at (416) 366-4227.

Yours very truly,

XTRA-GOLD RESOURCES CORP.

/s/	James Longshore

Per:	James Longshore,
President

JL/rkm

cc:	Richard W. Grayston, Chairman